UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

GARRETT MOTION INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-38636	82-487189
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

La Pièce 16, Rolle, Switzerland 1180

(Full maing address of principal executive offices)

Jerome Maironi

Senior Vice President, General Counsel and Corporate Secretary

+41 21 695 30 00

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2019.

Section 1 — Conflict Minerals Disclosure

Item 1.01. Conflict Minerals Disclosure and Report

A copy of Garrett Motion Inc.’s Conflict Minerals Report is provided as Exhibit 1.01 hereto and is publicly available at https://investors.garrettmotion.com/governance.

Item 1.02. Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as an exhibit hereto.

Section 2 — Exhibits

Item 2.01. Exhibits

Exhibit No.	Description

1.01	Conflict Minerals Report for the year ended December 31, 2019, as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GARRETT MOTION INC.

Date: June 1, 2020	By:	/s/ Jerome Maironi
Jerome Maironi
Senior Vice President, General Counsel and Corporate Secretary